SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated April 5, 2007.

This Report on Form 6-K is incorporated by reference into all of the Registrant’s outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex”)

18 King St. East, Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

March 29, 2007

Item 3	News Release

News releases were issued under section 7.1 of National Instrument 51-102 and transmitted by CCNMatthews on March 29, 2007.

Item 4	Summary of Material Change

On March 29, 2007, Crystallex announced that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. (“Orion”) in which the syndicate will purchase 8,500,000 common shares (“Common Shares”) of Crystallex at a price of CDN$4.25 per Common Share for gross proceeds of CDN$36,125,000.

Subsequently on the same date, Crystallex announced that it agreed with the syndicate led by Orion to increase the size of the bought deal private placement financing from 8,500,000 Common Shares to 12,500,000 Common Shares at a price of CDN$4.25 per Common Share for gross proceeds of CDN$53,125,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, see the news releases dated March 29, 2007 attached hereto as Schedules “A”, “B” and “C”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Gordon Thompson

President and Chief Executive Officer

Telephone: 416.777.7329

Item 9	Date of Report

April 5, 2007

CRYSTALLEX INTERNATIONAL
CORPORATION

/s/ Gordon Thompson
Gordon Thompson
President and Chief Executive Officer

Schedule “A”

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

CRYSTALLEX ANNOUNCES CDN$36 MILLION BOUGHT DEAL FINANCING

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex” or the “Company”) announced today that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. and including, Haywood Securities Inc. and Wellington West Capital Markets Inc. (the “Underwriters”). Under the agreement, the syndicate will purchase 8,500,000 common shares (“Common Shares”) of the Company at a price of CDN$4.25 per Common Share (“the Offering Price”) for gross proceeds of CDN$36,125,000. The Company will grant the Underwriters an over-allotment option, to purchase an additional 1,275,000 Common Shares (CDN$5,418,750), exercisable at the Offering Price at any time until the 30th day following the Closing Date. The Company expects to file a Preliminary Short Form Prospectus with the applicable securities regulatory authorities on April 4th, 2007 to qualify the Common Shares for distribution.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the entering into by Crystallex and the underwriter of an underwriting agreement and the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange. The offering is expected to close on or about April 24th, 2007.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or ld within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and Amex (symbol: KRY) Exchanges.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex’s projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management’s statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex’s actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex’s forward-looking statements are discussed in greater detail in the section entitled “Risk Factors” in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the “SEC”) and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

Contacts:

Crystallex International Corporation

Investor Relations Contact:

Richard Marshall, VP

1-800-738-1577

Email: info@crystallex.com

Website: www.crystallex.com

Schedule “B”

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

CRYSTALLEX BOUGHT DEAL FINANCING INCREASED TO CDN$53 MILLION

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex” or the “Company”) is pleased to announce that, due to the positive response the Company has received, the common share offering announced earlier today has been increased by an additional 4,000,000 common shares. Under the agreement, the syndicate led by Orion Securities Inc. and including, Haywood Securities Inc. and Wellington West Capital Markets Inc. (the “Underwriters”) will now purchase 12,500,000 common shares (“Common Shares”) of the Company at a price of CDN$4.25 per Common Share (“the Offering Price”) for gross proceeds of CDN$53,125,000. The Company will grant the Underwriters an over-allotment option, to purchase an additional 1,875,000 Common Shares (CDN$7,968,750), exercisable at the Offering Price at any time until the 30th day following the Closing Date. The Company expects to file a Preliminary Short Form Prospectus with the applicable securities regulatory authorities on April 4th, 2007 to qualify the Common Shares for distribution.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the entering into by Crystallex and the underwriter of an underwriting agreement and the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange. The offering is expected to close on or about April 24th, 2007.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and Amex (symbol: KRY) Exchanges.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex’s projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management’s statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex’s actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex’s forward-looking statements are discussed in greater detail in the section entitled “Risk Factors” in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the “SEC”) and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

Contacts:

Crystallex International Corporation

Investor Relations Contact:

Richard Marshall, VP

1-800-738-1577

Email: info@crystallex.com

Website: www.crystallex.com

Schedule “C”

CRYSTALLEX BOUGHT DEAL FINANCING INCREASED TO CDN$53 MILLION

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex” or the “Company”) is pleased to announce that, due to the positive response the Company has received, the common share offering announced earlier today has been increased by an additional 4,000,000 common shares. Under the agreement, the syndicate will now purchase 12,500,000 common shares (“Common Shares”) of the Company at a price of CDN$4.25 per Common Share (“the Offering Price”) for gross proceeds of CDN$53,125,000. The Company will grant the Underwriters an over-allotment option, to purchase an additional 1,875,000 Common Shares (CDN$7,968,750), exercisable at the Offering Price at any time until the 30th day following the Closing Date. The Company expects to file a Preliminary Short Form Prospectus with the applicable securities regulatory authorities on April 4th, 2007 to qualify the Common Shares for distribution.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the entering into by Crystallex and the underwriter of an underwriting agreement and the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange. The offering is expected to close on or about April 24th, 2007.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and Amex (symbol: KRY) Exchanges.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex’s projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management’s statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex’s actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex’s forward-looking statements are discussed in greater detail in the section entitled “Risk Factors” in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the “SEC”) and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	April 9, 2007	By:	/S/ ROBERT CROMBIE
			Name: Title:	Robert Crombie Senior Vice President, Corporate Development